Filed by SunTrust Banks, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Wachovia Corporation
Commission File No. 1-9021

Date: May 30, 2001

— A Better Deal —

May 30, 2001

FORWARD LOOKING INFORMATION

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to Sun Trust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes ", "expects". "anticipates ", "estimates ", "intends", "plans ", "targets ", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities.

FORWARD LOOKING INFORMATION

Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 29, 2001 Sun Trust filed with the Securities and Exchange Commission ("SEC') a revised preliminary proxy statement for solicitation of proxies from Wachovia shareholders in connection with the Wachovia 2001 annual meeting of shareholders Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the Sun Trust shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when available) and other relevant documents at the SEC's Internet web site at www.sec.gov. The proxy statement, the registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust, 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).

SunTrust, its directors and executive officers and certain other persons may be deemed to be "participants" in SunTrust's solicitation of proxies from Wachovia shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in SunTrust's revised preliminary proxy statement on Schedule 14A, filed with the SEC on May 29, 2001.

KEY MESSAGES

We are here to review the facts
Still a better deal
Be careful what you read: setting the record straight
Results not promises

We Are Here to Review the Facts

WE ARE HERE TO REVIEW THE FACTS
A Logical and Compelling Transaction

We believe our proposal has the following attributes:

Financially attractive to SunTrust shareholders and a better deal for Wachovia shareholders
Leadership position in high growth and affluent southeastern markets
Enhanced scale in high growth/high margin businesses
Superior financial strength and credit risk management
Successful Crestar integration completed; clean slate for this transaction
Complementary cultures and business strengths
Opportunity for reinvestment of excess capital

FINANCIALLY ATTRACTIVE TO SUNTRUST SHAREHOLDERS (1)

($ MM)	2002	2003	2004
SunTrust Earnings	$1,527	$1,631	$1,740
Wachovia Earnings (2)	1,053	1,147	1,251
Subtotal	2,580	2,778	2, 991
Cost Savings	124	217	310
Other (3)	(87)	(84)	(75)
Pro Forma Earnings	2,616	2,911	3,226
Cash EPS	$5.35	$6.06	$6.82
SunTrust Accretion	0.6%	3.6%	6.3%
Wachovia Accretion	1.9	5.7	9.3

Source: May 11, 2001 SunTrust presentation.

Notes:

(1)	Estimated in-the-money value of option is, for presentation purposes, $440MM. If in-the-money value of option is $780MM, SunTrust accretion will be 0.5% lower than shown in each period. At the minimum surrender value of $375MM, SunTrust accretion will be 0.1% higher than shown in each period; if the option is invalidated, SunTrust accretion will be approximately 0.7% higher than shown in each period.
(2)	Assumes 25 million share repurchase to conform with street estimates.
(3)	Includes earnings loss due to divestitures, restructuring charge, payment for option, reserve addition and increased dividend.

A Better Deal

A BETTER DEAL
The Facts Remain The Same

We believe our proposal offers:

Higher price
Upside not dependent on P/E expansion
Stronger currency; better track record
Simpler and better dividend; with a history of dividend growth	Despite 2 revisions to First Union/Wachovia deal, SunTrust believes its proposal is still superior
Lower execution risk
Fewer branch closings and staff reductions
Better outcome for employees, customers and communities

BETTER FOR ALL CONSTITUENTS

SunTrust believes its deal is still better for all constituents

Shareholders
• Price	$2.08 per share higher (1)
• Dividends	Same at close as existing Wachovia dividend; Opportunity to share in SunTrust dividend growth; SunTrust has raised its dividend every year for the past 16 years; SunTrust has never reduced dividends
Employees/Communities	3, 000 fewer job losses and 125-150 fewer branch closures
Customers	Quality service from a customer centric franchise

Note: (1) Based on closing prices as of 5/26/01.

BETTER TRACK RECORD (1)
Fact Not Opinion

			Scorecard
	SunTrust	First Union	SunTrust	First Union
5 Year Total Shareholder Return (2)	80%	19%
5 Year Annual Growth Rates:
Net Revenue per Share (3)	8	0
Core EPS (4)	12	(4)
Dividend (5)	14	(2)
5 Year Average NCO Ratio	0.29	0.57
Restructuring Charges in Last 5 Years (6)	$365MM	$7,210MM
# of Times EPS Guidance Lowered in 1999	0	2
		Total	7	0

Notes:

(1)	Originally reported data.
(2)	Source: FactSet. Through 5/25/01. Assumes reinvestment of dividends.
(3)	5-Yr CAGR 1996-2001; 1Q'01 annualized. Net revenue excludes non-recurring income and adjusted for stock splits.
(4)	5-Yr CAGR 1996-2001. 2001 EPS based on First Call estimates as of 5/25/01. Core EPS excludes non-recurring items, merger-related and restructuring charges and adjusted for stock splits.
(5)	5-Yr CAGR 1996-2001; 1Q'01 annualized. Adjusted for stock splits.
(6)	Through 3/31/01.

DELIVERING CONSISTENT AND PREDICTABLE GROWTH

($)
SunTrust Cash Operating EPS(1)
1.20
1.00
0.80
0.60
0.65 0.71 0.73 0.75 0.78 0.81 0.84 0.87 0.90 0.94 0.98 0.95 0.99 1.04 1.04 1.08 1.10 1.12 1.14 1.15 1.17
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
1996
1997
1998
1999
2000
2001

($)
SunTrust Cash Dividends Per Share
0.50
0.45
0.40
0.35
0.30
0.25
0.20
0.15
0.20 0.20 0.20 0.23 0.23 0.23 0.23 0.25 0.25 0.25 0.25 0.25 0.35 0.35 0.35 0.35 0.37 0.37 0.37 0.37 0.40
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
1996
1997
1998
1999
2000
2001

Source:	SunTrust 10Qs and earnings press releases.
Note:	(1)	Operating earnings as reported by SunTrust from 4Q `98 to date, adding back amortization of intangibles. Prior to 4Q `98 EPS as reported adjusted for non-recurring items.

MARKET HAS RECOGNIZED SUNTRUST'S CONSISTENCY
Stronger Currency

Market has historically valued SunTrust at a premium to First Union

(x)
Forward Cash P/E
STI Cash P/E 46% higher than FTU on average
Current Premium 15%
25
20
15
10
5
0
1/1/1996
12/31/1996
12/31/1997
12/31/1998
12/31/1999
1/1/2001
5/25/2001
SunTrust
First Union

FIRST UNION DEAL PREDICATED ON P/E MULTIPLE EXPANSION
Buying Cheap Stocks Hasn't Worked

History shows that banks with lower P/Es tend to produce lower returns than banks with higher P/Es

(%)
Cumulative Returns to Shareholders(1)
300
250
200
150
100
50
0
-50
207
104
142
58
43
0
21
(5)
34
22
1996
1997
1998
1999
2000
1st Quartile P/E(2)
4th Quartile P/E(2)

Source: FactSet.

Notes: (1) Cumulative returns from January 1 of the respective years to 5/25/01. Assumes reinvestment of dividends.

(2) 1st quartile consists of 6 banks with the highest P/Es and 4th quartile consists of 6 banks with the lowest P/Es of the S&P Bank Index at beginning of each period. Index consists of 23 banks.

SUNTRUST PROVIDES A SIMPLER AND BETTER DIVIDEND
No Higher Math Required

Does this all make sense?	First Union and Wachovia have changed their tune:

?  4/16: One- time special dividend of $0.48

?  5/4: Annual dividend of $1.92 per share. "Dividend income essentially unchanged at $2.40 per share for the first year" (1)

?  5/15: First Union dividend on a present value basis is equal to SunTrust proposal (2)

?  5/22: For Wachovia shareholders two equal but different choices:
     your choice of $0.48 special dividend plus First Union dividend or
     $2.40 going forward. For First Union shareholders no dividend increase (2)

?  5/22: "Original agreement provided a special dividend equal to the expected present value difference between the Wachovia and First
Union dividends" (2)	SunTrust Proposal: $2.40 per equivalent Wachovia share to start and only one class of stock (41% 2002 cash dividend payout ratio vs. 37% peer median) (3)

Notes:

(1)	Letter to Wachovia shareholders dated May 4, 2001. Emphasis added.
(2)	Based on First Union press releases of 5/15/01 and 5/22/01, respectively.
(3)	$2.22 proposed annual SunTrust dividend multiplied by exchange ratio of 1.081. Peer median based on top 20 banks' 2001 cash dividend payout ratio, excluding State Street and Northern Trust.

WHO DO YOU THINK HAS LOWER INTEGRATION RISK?

First Union Proposal	SunTrust Proposal	First Union Proposal is
Estimated Cumulative Cost Savings			
Year 1	$490MM	$200MM	145% higher
Year 2	668	350	91% higher
Year 3	890	500	78% higher
% of Wachovia expenses(1)	42	23	
Job Losses	7,000	4,000	75% higher
Branch Closures	300	150-175	71-100% higher

"The ostensibly "conservative"cost savings target - advertised as 8% of the combined company's expense base - is more appropriately viewed as a 35%-40% of Wachovia's cost base. In our opinion, **these [First Union] cost savings targets cannot be reconciled with projections of zero customer attrition**" - *Sean Ryan, Fulcrum Global Partners, May 15, 2001*

Note: (1) Estimated Wachovia expense base pro forma for impact of Republic Security transaction and card sale.

THESE ANALYSTS BELIEVE THE SUNTRUST PROPOSAL HAS LOWER EXECUTION RISK

"... STI would require fewer staff reductions (4,000 vs 7,000) and fewer branch closings (150-175 vs. 300), which would minimize disruption. ...we view STI as more "ready" to do a deal as it is not preoccupied with restructuring its operations, which we believe remains an issue at FTU." - Michael Plodwick, UBS Warburg, May 15, 2001
"We feel integration risk is reduced because there would be 42-50% fewer branch closings and 43% fewer layoffs than under the First Union plan. We believe that the SunTrust franchise is currently in a stronger operational and financial position to undertake the acquisition of Wachovia." - Jennifer Thompson, Putnam Lovell Securities, May 15, 2001
"We believe that the lesser employee turmoil in a STI/WB union will ultimately lead to better employee morale, which is crucial to maintaining revenue momentum, ...[ SunTrust has] higher probability of ensuring a smooth integration with considerably less customer and employee disruption, and consequently, a far higher likelihood of achieving the advertised earnings synergies." - Lana Chan, CIBC World Markets, May 15, 2001

Be Careful What You Read: Setting the Record Straight

ANALYSTS BELIEVE IN THE SUNTRUST GROWTH STORY
Don't Just Take Our Word For It

Last Updated	2001 1QA	2001 2QE	2001 3QE	2001 4QE	2001E	2002E	'01-'02 Growth
CIBC World Mkts	5/18/2001	1.14	1.17	1.21	1.26	4.80	5.25	9%
Conning & Co	4/27/2001	1.14	1.13	1.21	1.27	4.75	5.30	12%
Davenport & Co	5/21/2001	1.14	-	-	-	4.75	5.20	9%
Deutsche	5/25/2001	1.14	1.15	1.20	1.23	4.72	5.25	11%
FBR & Company	4/30/2001	1.14	1.17	1.21	1.23	4.75	5.18	9%
Fox-Pitt	5/21/2001	1.14	1.15	1.21	-	4.70	5.15	10%
Goldman Sachs	5/15/2001	1.14	1.17	-	-	4.85	5.35	10%
JP Morgan	4/12/2001	1.14	1.17	1.18	1.21	4.70	5.10	9%
Keefe, Bruyette	4/12/2001	1.14	1.17	1.21	1.25	4.75	5.20	9%
Legg Mason	5/15/2001	1.14	1.16	1.19	1.21	4.70	5.15	10%
Lehman Brothers	5/25/2001	1.14	1.17	1.21	1.24	4.75	5.20	9%
Merrill Lynch	5/1/2001	1.14	1.16	-	-	4.70	5.15	10%
Prudential	5/14/2001	1.14	1.15	1.20	1.23	4.70	5.15	10%
Putnam, Lovell	5/15/2001	1.14	1.19	1.24	1.28	4.85	5.40	11%
Raymond James	5/15/2001	1.14	1.17	1.20	1.23	4.74	5.21	10%
Ryan Beck & Co	5/18/2001	1.14	1.16	-	-	4.75	5.25	11%
Salomon Smith Barney	4/27/2001	1.14	1.17	1.20	1.23	4.75	5.25	11%
Sandler O'Neill	5/18/2001	1.14	1.17	1.21	1.24	4.77	5.25	10%
UBS Warburg	5/15/2001	1.14	1.17	1.21	1.23	4.75	5.25	11%
Mean (1)		**1.14 A**	**1.16**	**1.20**	**1.24**	**4.74**	**5.21**	**10%**

Source: First Call estimates as of 5/25/01.

Note: (1) Means consist of 20, 17, 17, 21 and 21 brokers for 2Q01, 3Q01, 4Q01, 2001 and 2002, respectively.

SUNTRUST HAS MOMENTUM...
Don't Just Take Our Word For it: Analysts Associated with First Union/Wachovia Transaction Agree

Lori Applebaum, Goldman, Sachs & Co., April 11, 2001

"SunTrust delivered nice underlying business trends in the first quarter"
"Loan, deposit and fee income momentum were good"
"We are maintaining our current above consensus estimates and forecast 10% EPS this year and next"
"Positive EPS revisions to come"

Sandra J. Flannigan, Merrill Lynch, April 12, 2001

"Better than estimated core revenue growth 2.5%" 1st quarter 2001/4th quarter 2000 & "4.5%" year-over-year
"some core fee upside, but spread revenue more notable variance-8bps" 1st quarter 2001/4th quarter 2000
"View stock as a good long term investment"

John B. Moore Jr., Wachovia Securities, Inc., April 12, 2001

"The Street continues to look for signs of widespread credit deterioration with this company, but it just ain't there – SunTrust has another quarter with stable loan quality"
"The quality of this company becomes readily apparent during turbulent times"

BE CAREFUL WHAT YOU READ: SETTING THE RECORD STRAIGHT
Cost Savings Estimates

In December, Wachovia advised SunTrust that Wachovia believed cost savings of more than $500MM were achievable in a SunTrust/Wachovia merger

($MM)
1,000
900
800
700
600
500
400
300
525+
890
500
Wachovia's December cost savings estimate with SunTrust (1)
Wachovia's April cost savings estimate with First Union
SunTrust's May cost savings estimate

SunTrust conservative by any measure

Note: (1) December estimates based on 3rd quarter, 2000 combined SunTrust/Wachovia expenses annualized.

CAPITAL IS NOT AN ISSUE IN THIS TRANSACTION

Notes:

(1)	First Union figures do not include impact of $1.6Bn equity forward contracts and forward purchase contracts at cost as of 3/31/01. Source: First Union 3/31/01 10Q.
(2)	Estimated in-the-money value of option is less than the minimum surrender value of $375MM. If option is invalidated, STI estimated pro forma tangible common ratio and tier 1 capital ratio will be 5.85% and 6.65%, respectively. If in-the-money value of option is $780MM, STI estimated pro forma tangible common ratio and tier 1 capital ratio will be 5.39% and 6.21%, respectively.
(3)	Assumes purchase accounting. Pro forma for WB card sale and repurchase of 25MM WB shares at most recent WB closing price. Assumes balance sheet reduced by credit card loans and related intangibles, special provision of $450MM, full restructuring charge. Actual restructuring charge will be phased-in over several quarters.

BE CAREFUL WHAT YOU READ: SETTING THE RECORD STRAIGHT
First Union Capital Management Revenues

May 22 First Union/ Wachovia Presentation - A Snapshot
($MM)
1,000
800
600
400
620
955
54%
1Q '99
4Q '00 (1)

The Total Picture (2)
($MM)
EVEREN Acquisition(1)
1,600
1,200
800
400
5%
(20% decline since peak)
620
642
653
927
1,033
933
936
955
831
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
1999
2000
2001(3)

Notes: (1) Includes impact of EVEREN transaction, which was accounted for using purchase accounting.
(2) Originally reported data from First Union 10Qs, and 10Ks.
(3) First Union reclassified definitions in segment reporting in 1Q'01.

BE CAREFUL WHAT YOU READ: SETTING THE RECORD STRAIGHT
First Union Assets Under Management

May 22 First Union/ Wachovia Presentation - A Snapshot

($Bn)
180
170
160
150
140
12%
171
152
12/31/98
12/31/00

The Total Picture

($Bn)
180
170
160
150
140
12%
(4%)
152
164
162
170
175
166
173
171
168
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
1999
2000
2001

Source: First Union 10Qs and 10Ks.

BE CAREFUL WHAT YOU READ: SETTING THE RECORD STRAIGHT
Just Being Bigger Doesn't Make You Better

SunTrust mutual funds are higher rated by Barron's and Lipper

SunTrust's fund flows are better

	SunTrust	First Union	Scorecard: SunTrust	Scorecard: First Union
Size/Growth				
Mutual Fund Assets	$23Bn	$85Bn		✓
March Year-To-Date Growth(1)	13%	2%	✓	
Ratings				
Barron's Mutual Fund Rating(2)	#16	#59	✓	
Lipper's Rankings A and B(3)				
% of Funds (Equity & Fixed Income)	70%	32%	✓	
% of Fund Assets	68%	29%	✓	
Net Funds Flow/Average Assets(4)				
March Year-To-Date Growth	14%	5%	✓	
2000 Growth	0%	(10%)	✓	

Notes: (1) Simfunds, Investment Company Institute and Goldman Sachs research estimates.

(2) Barron's. February 5, 2001. "The Best Mutual Fund Families".

(3) Lipper A and B rankings represent the top 40% of funds based on performance. Excludes money market funds. Returns based on 1-year period ending 3/31/01.

(4) Goldman Sachs Bank Proprietary Mutual Funds Report as of 3/31/01 and 12/31/00.

BE CAREFUL WHAT YOU READ: SETTING THE RECORD STRAIGHT
First Union Capital Markets

May 22 First Union/Wachovia Presentation

Higher quality earnings stream will drive multiple expansion

Asset Management and Capital Markets Revenue/ Total Revenues = 41.8%

Another Way to Look at It

First Union Reported Capital Markets Revenue (1)
Significant Volatility

($MM)
1,000
750
500
798
712
715
840
908
852
695
612
726
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
1999
2000
2001(2)

Volatility...P/E expansion?

Source: First Union 10Ks and 10Qs

Notes: (1) Originally reported data.

(2) First Union reclassified definitions in segment reporting in 1Q'01.

How Online Banks Rank With Online Customers

* Forrester asked respondents to identify their primary banking institution (which can include banks, brokerages, or credit unions). They then asked them to evaluate their firm(by institution name, or they had the option to reply with `my credit union' or `my brokerage firm') on several criteria: satisfaction, value, loyalty, stability, ease-of-contact, and accuracy. Survey is based on 10,000 online consumers (who may bank online and/or offline). Due to space limitations the rankings for 15-24 have been removed. For additional information on these rankings or complete methodology please contact Forrester.

BE CAREFUL WHAT YOU READ: SETTING THE RECORD STRAIGHT
SunTrust Merger Integration Experience

Successfully integrated Crestar
- $10Bn transaction value - $26Bn of assets, 45% of SunTrust's asset base
- No loss in commercial market share, increased lead bank penetration
- After three years, retention of virtually all senior managers with customer contact
- Earnings shortfall of 3% in difficult operating environment
The combined SunTrust and Crestar management has completed over 37 transactions since 1990
Our focus has been high quality transactions and high quality results
Other major initiatives reflect SunTrust's management's ability to execute significant projects
- One Bank: consolidation of 28 bank charters

COMPATIBLE AND COMPLEMENTARY CULTURE
Strong Fit Between SunTrust and Wachovia Motivates Our Proposal

Issue	SunTrust Approach (1)	Wachovia Approach (2)
Customer Focus	"SunTrust is committed to delivering total financial solutions when, where and how the client desires"	"Within Wachovia, we will ensure that customers are served in ways that best fit their needs"
Relationships	"SunTrust seeks to develop deep, long-term, profitable relationships with clients who put a premium on high quality, value-added service and professional attention"	"Wachovia will heighten its focus on businesses, markets and client segments where trusted relationships are most valued and provide a source of sustainable advantage"
Local Market Focus	"We will combine the advantages of strong, focused, and accountable decentralized local management with the benefits of shared support services and standardized processes, procedures and approaches"	"Banking regions have adopted a geographically based business model that reduces management layers and costs, empowers strong sales leaders and allows for market-based sales strategies"
Corporate Banking	"In 1999, we further invested in our ability to provide corporate clients with fully integrated solutions to their financial needs"	"Wachovia uses a distinctive delivery approach in which highly qualified relationship managers are backed by expertise in financial advisory, capital markets and treasury services"

Notes:

(1) SunTrust Corporate Strategy Statement (September, 1999) and SunTrust Annual Reports.

(2) 2000 Wachovia Annual Report.

THEY DIDN'T MENTION CREDIT QUALITY
Here's Why

SunTrust has a history of superior credit quality

Net Charge-off Ratios
(Net Charge-offs to Average Loans)
(%)
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
1995
1996
1997
1998
1999
2000
SunTrust
First Union

Non-performing Assets Ratios
(Non Performing Assets to Loans + Other Real Estate)
(%)
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1995
1996
1997
1998
1999
2000
SunTrust
First Union

Source: SunTrust and First Union 10Ks, originally reported data.

THEY DIDN'T MENTION CREDIT QUALITY
(Continued)

SunTrust has better credit quality today

Net Charge-off Ratios
(1Q'01 Annualized)

(%)
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.38
0.53
SunTrust
First Union

Non Performing Asset Ratios
(as of March 31, 2001)

(%)
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.52
1.30
SunTrust
First Union

Source: SunTrust and First Union 10Qs.

THEY DIDN'T MENTION CREDIT QUALITY
(Continued)

SunTrust is better prepared for future economic volatility

Reserves to 1Q'01 Annualized Net Charge Offs

(x)
3.40
3.20
3.00
2.80
2.60
2.40
2.20
2.00
3.29
2.77
SunTrust
First Union

Reserves to Non Performing Loans
(as of March 31, 2001)

(%)
300
250
200
150
100
250
143
SunTrust
First Union

Source: SunTrust and First Union 10Qs.

BE CAREFUL WHAT YOU READ: SETTING THE RECORD STRAIGHT

What They're Saying	Actual	
✓ Conservative cost savings	✓ \$890MM = 42% of Wachovia expenses[(1)]	Aggressive cost savings
✓ Deliberate approach to integration	✓ \$490MM = 23% of Wachovia's expenses [(1)] in 1st year without branch closings and systems conversions	Accelerated phase-in
✓ Capital Management and Capital Markets are growth drivers	✓ Businesses are volatile	No evidence of organic growth
✓ Wachovia shareholders will benefit in the future	✓ Low premium ✓ Speculative future benefits	What's new? More First Union promises!

Note: (1) Estimated Wachovia expense base pro forma for impact of Republic Security transaction and card sale.

Results Not Promises

RESULTS NOT PROMISES

First Union "Normalized" 3-5 Year Targets	June 26, 2000 Restructuring Announcement	April 16, 2001 Deal Announcement	Actual (1)
Targeted Business Mix
General Bank	25-30%	35-40%	53%
Capital Management	30-35%	30-35%	20%
Capital Markets	35-40%	25-30%	27%

Targeted Net Income Growth Rates
General Bank	4-6%	7-9%	0%
Capital Management	15%+	15%+	(22)%
Capital Markets	12–15%	10%+	(46)%

Targeted Cash EPS Growth Rate	10-12%	10-12%+	(27)%

Source: First Union presentation titled: "Repositioning for The Future" June 26, 2000 and First Union Investor Presentation: April 16, 2001.

Note:	(1)	Business mix as of 3/31/01; based on net income, excluding income from Parent segment. Growth rates based on reported operating earnings for each segment 1Q'00-1Q'01. EPS growth rate based on cash earnings for total company. Source: First Union First Quarter 2001 Supplemental Earnings Package.

PREVIOUS PROMISES
Missteps Not Limited to CoreStates

First Union Acquisitions
	Dominion	First Fidelity	Wheat First
Announcement Date	9/21/92	6/19/95	8/20/97
Projected EPS (Yr) at announcement (1)	$3.54 (96)	$3.62 (97)	$3.90 (98)
Reported Operating EPS (Yr)	3.16 (96)	3.30 (97)	3.21 (98) (2)

Shortfall	(10.9%)	(8.8%)	(17.7%)

Source: First Union 10Ks, analyst presentations, press releases and IBES. EPS estimates adjusted for stock splits.

Notes:	(1)	Projected EPS based on First Union analyst presentations or assumed to be IBES median estimate as of announcement date when transaction described as "Immediately accretive to EPS" or "Accretive to EPS on consummation".
	(2)	Excludes non-recurring gains, benefits and expenses. Reported operating EPS was $3.77, a 3.3% shortfall.

PREVIOUS PROMISES
Missteps Not Limited to CoreStates (continued)

First Union Acquisitions
	Money Store (2)	Signet	CoreStates	EVEREN
Announcement Date	3/04/98	7/21/97	11/18/97	4/26/99
Projected EPS (Yr) at announcement (1)	$4.38 (99)	$4.36 (99)	$4.46 (99)	$4.52 (00)
Reported Operating EPS (Yr)	3.40 (99)	3.40 (99)	3.40 (99)	2.97 (00)

Shortfall	(22.4%)	(22.0%)	(23.8%)	(34.3%)

Sources: First Union analyst presentations, press releases, Company reports and IBES. EPS estimates adjusted for stock splits.

Notes:	(1)	Projected EPS based on First Union analyst presentations or assumed to be IBES median estimate as of announcement date when transaction described as "Immediately accretive to EPS" or "Accretive to EPS on consummation". EVEREN projected EPS based on $0.02 above median IBES estimates as of announcement date as company described transaction as $0.02 accretive to 2000 EPS.
	(2)	Restructuring and other charges related to Money Store totaled $2.6Bn in 2000. Source: First Union analyst presentation, June 26, 2000.

KEY MESSAGES

We are here to review the facts
Still a better deal
Be careful what you read: setting the record straight
Results not promises

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